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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                                   JACLYN, INC
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   469772 10 7
                                   -----------
                                 (CUSIP Number)

                              William D. Freedman, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 12, 2003
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  469772 10 7                13D/A                  Page  2 of 12 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Abe Ginsburg
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: ***


--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,215,416
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        873
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      195,359

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,215,416
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        49.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No.  469772 10 7                13D/A                  Page  3 of 12 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Allan Ginsburg
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: ***


--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,215,416
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        124,138
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      128,993

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,281,948
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        50.5%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No.  469772 10 7                13D/A                  Page  4 of 12 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Robert Chestnov
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: ***


--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,215,416
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        66,941
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      157,932

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,320,626
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        51.2%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No.  469772 10 7                13D/A                  Page  5 of 12 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Howard Ginsburg
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: ***


--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,215,416
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        113,277
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      127,009

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,281,948
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        50.5%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

                                                              Page 6 of 12 pages


                 AMENDMENT NO. 9 TO JOINT FILING ON SCHEDULE 13D

                                       OF

            THE JACLYN, INC. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

                                       AND

        ABE GINSBURG, ALLAN GINSBURG, ROBERT CHESTNOV AND HOWARD GINSBURG

                          WITH RESPECT TO JACLYN, INC.

          The following information supplements and amends the information contained in the joint statement on Schedule 13D dated February 29, 1988 filed by the Jaclyn, Inc. Employee Stock Ownership Plan and Trust ("Trust") and by Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, Trustees of the Trust, relating to the Common Stock, $1.00 par value per share ("Common Stock"), of Jaclyn, Inc., as amended to date (as so amended, the "Statement"). Capitalized terms used herein which are defined terms in the Statement shall have the same meanings herein as in the Statement unless otherwise expressly defined herein.

1.        Item 4 of the Statement is hereby amended as follows:

          The third paragraph of Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

          "Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg are parties to a second amended and restated stockholders agreement dated as of May 12, 2003 by and among the Corporation, such individuals and certain other stockholders of the Corporation (the "Stockholders Agreement"). The Stockholders Agreement, among other things, entitles Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, in their capacity as a Stockholders' Committee (in such capacity, collectively, the "Stockholders Committee"), acting by the vote of at least two-thirds, or by the unanimous written consent, of the members of the Stockholders Committee, to direct the voting of the shares of Common Stock owned by the stockholders of the Corporation who are signatories to the Stockholders Agreement with respect to all matters submitted to stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation or pursuant to a written consent in lieu thereof. At May 12, 2003, the Stockholders Committee was entitled, pursuant to the Stockholders Agreement, to direct the vote with respect to 1,088,407 shares of Common Stock (44.2%)."

                                                              Page 7 of 12 pages

2. Item 5 of the Statement is hereby amended in its entirety to read as follows:

"Item 5.  Interest in Securities of the Issuer.
          -------------------------------------

          At May 12, 2003, the Trust was the beneficial owner of 104,355 shares of Common Stock, representing 4.2% of the outstanding shares of Common Stock. Each employee who is a participant in the Trust is entitled to direct the Trustees as to the voting of shares allocated to his account under the Trust. Under the Trust, the Trustees are required to vote shares of Common Stock which are not allocated to the account of participants in the same proportion and manner as allocated shares are voted by participants. The Trustees share the power to dispose of the shares of Common Stock owned by the Trust.

          At May 12, 2003, the Trustees were the beneficial owners of shares of Common Stock as indicated below.

          (a) Abe Ginsburg beneficially owned 1,215,416 shares. Mr. Ginsburg shared power to direct the voting as to all such shares, had sole dispositive power as to 873 of such shares and shared dispositive power as to 195,359 of such shares. The 1,215,416 shares include (i) 65,769 shares owned by a charitable foundation in which Mr. Ginsburg serves as a director and officer and with respect to which he shares dispositive power, (ii) 2,581 shares owned by a charitable foundation in which Mr. Ginsburg serves as a director and officer and with respect to which he has sole dispositive power, (iii) 22,654 shares owned by the Corporation's Pension Plan, of which Mr. Ginsburg serves as a co-trustee and with respect to which he shares voting and dispositive power and (iv) 1,088,407 shares with respect to which Mr. Ginsburg shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares referred to in clauses (i), (ii), (iii) and 1,019,184 of the shares described in clause (iii) above.

          Mr. Ginsburg shares dispositive power with respect to the 65,769 shares of Common Stock referred to in clause (i) with Mrs. Sylvia Ginsburg. Mrs. Ginsburg's residence address is 1512 Palisade Avenue, Fort Lee, New Jersey 07024. Mr. Ginsburg shares voting and dispositive power of the 22,654 shares referred to in clause (ii) with Messrs. Allan Ginsburg, Chairman of the Corporation, Robert Chestnov, President and Chief Executive Officer of the Corporation, and Howard Ginsburg, Vice-Chairman of the Corporation, each co-trustees of the Corporation's Pension Plan. During the past five years, Sylvia Ginsburg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Sylvia Ginsburg is a United States citizen.

          (b) Allan Ginsburg beneficially owned 1,281,948 shares. Mr. Ginsburg has sole dispositive power as to 124,138 of such shares, shared power to direct the voting as to 1,215,416 of such shares and shared dispositive power as to 128,993 of such shares. The

                                                              Page 8 of 12 pages

1,290,416 shares include (i) 29,884 shares held by him as a custodian for his children, (ii) 10,769 shares owned by his wife, (iii) 22,654 shares owned by the Corporation's Pension Plan, of which he serves as co-trustee and with respect to which he shares voting and dispositive power, (iv) 8,468 shares owned by the Trust and allocated to his account thereunder, (v) 1,984 shares owned by a charitable foundation in which Mr. Ginsburg serves as an officer and trustee and with respect to which he shares voting and dispositive power, (vi) 75,000 shares which Mr. Ginsburg may acquire pursuant to presently exercisable stock options, and (vii) 1,088,407 shares (including the shares described in clauses (i), (ii), (iv) and (v) above) with respect to which Mr. Ginsburg shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares referred to in clauses (i), (ii), (iii), (v) and 985,685 of the shares described in clause (vii) above.

          Mr. Ginsburg shares voting and dispositive power of the 1,984 shares referred to in clause (v) with Mrs. Carolyn Ginsburg. Mrs. Ginsburg's residence address is 77 Pine Terrace, Demarest, New Jersey 07627. During the past five years, Carolyn Ginsburg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Carolyn Ginsburg is a United States citizen.

          (c) Robert Chestnov beneficially owned 1,320,626 shares. Mr. Chestnov has shared power to direct the voting as to 1,215,416 of such shares, sole dispositive power as to 66,941 of such shares and shared dispositive power as to 157,932 of such shares. The 1,331,577 shares include (i) 27,423 shares held of record by him as co-trustee of a trust, (ii) 372 shares owned by his wife, (iii) 6,906 shares held of record by his wife as custodian for their children, (iv) 22,654 shares owned by the Corporation's Pension Plan, of which he serves as co-trustee and with respect to which he shares voting and dispositive power, (v) 10,951 shares owned by the Trust and allocated to his account thereunder, (vi) 3,500 shares owned by a charitable foundation in which Mr. Chestnov serves as an officer and director with respect to which he shares voting and dispositive power, (vii) 116,161 shares with Mr. Chestnov may acquire pursuant to presently exercisable stock options, and (viii) 1,088,407 shares (including the shares described in clauses (i), (ii), (iii), (v) and (vi) above) with respect to which Mr. Chestnov shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Chestnov disclaims beneficial ownership of the shares referred to in clauses (i), (ii), (iii), (iv), (vi) and 1,010,515 of the shares described in clause (xi) above.

          Mr. Chestnov shares dispositive power with respect to the 27,423 shares referred to in clause (i) and the 3,500 shares referred to in clause (vi) with Mr. Richard Chestnov, a private investor, with a residence address at 17142 Whitehaven Drive, Boca Raton, Florida 33496. Richard Chestnov is also a director of the Corporation. During the past five years, Richard Chestnov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of

                                                              Page 9 of 12 pages

competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Richard Chestnov is a United States citizen.

          (d) Howard Ginsburg beneficially owned 1,281,948 shares. Mr. Ginsburg has shared power to direct the voting of 1,215,416 of such shares, sole dispositive power as to 113,277 of such shares, and shared dispositive power as to 127,009 of such shares. The 1,331,577 shares include (i) 55,114 shares held of record by him as custodian for his minor children, with respect to which shares he disclaims beneficial ownership, (ii) 10,951 shares owned by the Trust and allocated to his account with respect which he has the right to direct the vote, (iii) 22,654 shares owned by the Corporation's Pension Plan, of which he serves as co-trustee and with respect to which he shares voting and dispositive power, (iv) 116,161 shares which Mr. Ginsburg may acquire pursuant to presently exercisable stock options, and (v) 1,008,407 shares (including the shares described in clauses (i) and (ii) above) with respect to which Mr. Ginsburg shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares referred to in clause
(iii) and 1,021,776 of the shares described in clause (v) above.

          There is included in the aggregate share ownership of each Trustee the shares of Common Stock owned by the Trust.

          Under certain circumstances set forth in the Trust, the Corporation's Board of Directors may direct the payment of dividends on shares of Common Stock owned by the Trust that have been allocated to the accounts of participating employees. Except as set forth in the Trust, and the shares of Common Stock with respect to which the Trustees share dispositive power as described in this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Trustees and the Trust.

          None of the Trust nor the Trustees have effected any transactions in Common Stock during the past sixty days."

3. Item 6 of the Statement is hereby amended in its entirety to read as follows:

"Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ---------------------------------------------------------------

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Trustees and the Trust or between the Trustees and/or the Trust and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or

                                                             Page 10 of 12 pages

withholding of proxies, except for (a) the Trust, (b) the letter agreements dated February 15, 1994 between the Trust and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg relating to the sale by each of them to the Trust of 30,000, 20,000 and 10,000 shares of Common Stock, respectively, (c) stock option contracts dated as of December 21, 1993 and July 1, 1996 between the Corporation and Robert Chestnov with respect of the grant of stock options by the Corporation, (d) the Stockholders Agreement, (e) the Jaclyn, Inc. Employees Pension Trust, (f) a letter agreement dated December 29, 1997 between the Corporation and Robert Chestnov relating to the grant of the Restricted Stock Award, (g) stock option contracts dated April 20, 1999 between the Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg, (h) stock option contracts dated December 6, 2000 between the Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg and (i) stock option contracts dated July 8, 2002 between the Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg."

          Item 7 of the Statement is hereby amended by adding the following new paragraphs S, T and U at the end thereof.

          S.  Stock  Option   Contracts  dated  December  6,  2000  between  the
Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg.

          T. Stock Option Contracts dated July 8, 2002 between the Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg.

          U. Second Amended and Restated Stockholders Agreement by and among the Corporation and certain stockholders of the Corporation."

                                                             Page 11 of 12 pages

                                   SIGNATURES

          After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 15, 2003



                                               /s/ Abe Ginsburg
                                               -------------------
                                               Abe Ginsburg


                                               /s/ Allan Ginsburg
                                               -------------------
                                               Allan Ginsburg


                                               /s/ Robert Chestnov
                                               -------------------
                                               Robert Chestnov


                                               /s/ Howard Ginsburg
                                               -------------------
                                               Howard Ginsburg

                                                             Page 12 of 12 pages

                                  EXHIBIT INDEX


EXHIBIT                                                                     PAGE
NUMBER             DESCRIPTION                                            NUMBER
------             -----------                                            ------

    S Stock Option Contracts dated December 6, 2000 between the Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg.

    T             Stock  Option   Contracts  dated  July  8,  2002  between  the
                  Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg.

    U             Second  Amended and  Restated  Stockholders  Agreement  by and
                  among  the  Corporation   and  certain   stockholders  of  the
                  Corporation.